EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

We consent to the use of our report, dated March 30, 2023, relating to the financial statements (the “Report”) of New Found Gold Corp. (the “Company”) included in this annual report on Form 40-F. We also consent to the incorporation by reference of the Report in the Registration Statement on Form  F-10  of  the Company (File No. 333-266285).

/s/ Crowe Mackay LLP

Chartered Professional Accountants
Vancouver, Canada

March 30, 2023